UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

253651202
(CUSIP Number)

Lawrence M. Goldman
Beach Point Capital Management LP
1620 26th Street, Suite 6000n
Santa Monica, CA  90404
310-996-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 253651202	SCHEDULE 13D	Page 2 of 5 pages
1	NAMES OF REPORTING PERSONS
Beach Point Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,949,427

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,949,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,949,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1.
This percentage is based on a total of 37,566,668 shares of New Common Stock (as defined herein) outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023.

CUSIP No: 253651202	SCHEDULE 13D	Page 3 of 5 pages
1	NAMES OF REPORTING PERSONS
Beach Point GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,949,427

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,949,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,949,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	This percentage is based on a total of 37,566,668 shares of New Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023.

CUSIP No: 253651202	SCHEDULE 13D	Page 4 of 5 pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on August 18, 2023 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (“New Common Stock”), of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 50 Executive Parkway, P.O. Box 2520, Hudson, Ohio 44236. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed thereto in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 2,949,427 shares of New Common Stock held by the Clients, which represents approximately 7.9% of shares of New Common Stock outstanding.

The foregoing beneficial ownership percentage is based on a total of 37,566,668 shares of New Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023.

(c) Except for the transactions listed in Exhibit 3 to this Amendment No. 1, there have been no transactions in the shares of New Common Stock by the Reporting Persons during the past sixty days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3	Schedule of Transactions, in response to Item 5(c).

CUSIP No: 253651202	SCHEDULE 13D	Page 5 of 5 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beach Point Capital Management LP

By: /s/ Lawrence M. Goldman
Name: Lawrence M. Goldman
Title: Chief Administrative Officer and General Counsel

Beach Point GP LLC

By: /s/ Lawrence M. Goldman
Name: Lawrence M. Goldman
Title: Chief Administrative Officer and General Counsel

February 22, 2024
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).